UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2018
Commission File Number: 001- 37959

trivago N.V.
(Translation of registrant’s name into English)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 28, 2018, the supervisory board of trivago N.V. (“trivago”) approved a new streamlined leadership structure for the company. The new structure reduces the number of managing directors in the management board from six to three, and is designed to increase flexibility and to simplify its corporate governance structure. As a consequence, the supervisory board will nominate Rolf Schrömgens, Johannes Thomas and Axel Hefer as managing directors of trivago for appointment at the general meeting of shareholders in June. The other current managing directors in the leadership team will step back from their roles as managing directors at that time.

Andrej Lehnert and Anna Drüing will continue to serve as part of the trivago’s five-person leadership team, while Peter Vinnemeier and Malte Siewert will continue to advise the company in consulting roles.

In September 2017, trivago also announced changes to its supervisory board. The supervisory board elected Mark Okerstrom, President and Chief Executive Officer of Expedia, Inc., as chairman of the supervisory board. In addition, Robert Dzielak, Executive Vice President, General Counsel and Secretary of Expedia, Inc., was designated as temporary member of the supervisory board, pending his appointment by trivago’s general meeting of shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

trivago N.V.

Date: February 28, 2018	By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer